FRANKLIN TEMPLETON INVESTMENTS
                             One Franklin Parkway
                              San Mateo, CA 94403

                               February 15, 2008



U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Ms. Christina D'Angelo

      RE:  Franklin Tax-Free Trust ("Registrant")
           (Reorganization of Franklin Florida Insured Tax-Free Income Fund into Franklin Insured Tax-Free Income Fund)
           Registration Statement on Form N-14
           File Number:  333-148759

Dear Ms. D'Angelo:

      Enclosed for your information and review are marked exhibits. In the marked exhibits, we have responded to the comments of the Commission's staff relating to the Registration Statement on Form N-14 of the Registrant filed on January 18, 2008, Accession No. 0000757010-08-000002.

Our responses to the comments are described below.

1. Comment: Provide the fees and expenses as of the Fund's fiscal year end, February 28, 2007.

           Response: The fees and expenses table has been updated to reflect figures as of fiscal year end, February 28, 2007. Please refer to Exhibit A.

2. Comment: The 12b-1 fees for Franklin Florida Insured Tax-Free Income Fund should be listed as 0.15% since that is the contractual amount.

           Response: The 12b-1 fees for Franklin Florida Insured Tax-Free Income Fund have been revised to show 0.15%. The following footnote has been added stating that the Fund only pays 0.10%: "The Fund may pay up to 0.15%, however, Distributors had agreed to limit the current rate to 0.10% per year. The actual reported total annual fund operating expenses were 0.74%." Please refer to Exhibit A.



           In addition, we have revised the disclosure of the 12b-1 fees under "What are other key features of the Funds?" to reflect the contractual amount. Specifically, we have changed the first sentence of the second paragraph of the "Distribution and Service (12b-1) Fees" subsection to read: "Florida Fund's Class A Plan may pay up to 0.15% per year of the average daily net assets of Fund Class A shares; however, Distributors had agreed to limit the current rate to 0.10% per year. Insured Fund's Class A plan may pay up to 0.10% per year of the average daily net assets of Fund Class A shares."



3. Comment: The second footnote to the Fees and Expenses table should mention that each Fund will pay 25% of the costs of the transaction.

           Response: The second footnote under the Fees and Expenses table has been revised to the following: "Pro Forma expenses are based on current and anticipated Insured Fund expenses as if the Transaction had been effective as of February 28, 2007 and do not include the estimated costs of the transaction of approximately $62,261, of which each Fund will pay 25%." Please refer to Exhibit A.

4. Comment: The Example table numbers for Class A are not consistent with the figures in the Fees and Expenses table. Projected Insured Fund - Class A (after Transaction) can be referred to as Pro Forma Insured Fund - Class A (after Transaction).



           Response: The Example table has been revised, please refer to Exhibit B.

5. Comment: The adjusted (transaction) expenses in the Capitalization table do not match to the transaction expenses we disclose in the footnote to the Fees and Expenses table.

           Response: The Capitalization table has been revised accordingly, please refer to Exhibit C.



6. Comment: Add a statement in Part B (the Statement of Additional Information) that pro forma financial statements required by Rule 11-01 of Regulation S-X [17 CFR 210.11-01] need not be prepared since Florida Fund's net asset value does not exceed 10% of the Insured Fund's net asset value.



           Response: Statement has been added to Part B which reads: "As set forth in Item 14(2) of Form N-14 [17 CFR 239.23], pro forma financial statements required by Rule 11-01 of Regulation S-X [17 CFR 210.11-01] are not provided in this Statement of Additional Information since Florida Fund's net asset value did not exceed 10% of the Insured Fund's net asset value, both of which were measured as of a specified date (January 17, 2008) within thirty days prior to the date of filing of this registration statement."

We have endeavored to fully respond to your comments and believe that the foregoing responses and related revisions do so. Questions to any further comments related to this filing may be directed to me at (650) 312-3504.

Very truly yours,


/s/ Bruce Bohan


Enclosure

cc:  Kristin H. Ives, Esq.

































                                   EXHIBIT A

                        FEE TABLE FOR CLASS A SHARES OF
                         FLORIDA FUND AND INSURED FUND


                                        ACTUAL+          PRO FORMA++
                                --------------------------------------
                                FLORIDA FUND INSURED    INSURED FUND
                                  CLASS A       FUND       CLASS A
                                (UNAUDITED)   CLASS A       AFTER
                                             (UNAUDITED) TRANSACTION
                                                         (UNAUDITED)
                                --------------------------------------
SHAREHOLDER FEES
(fees paid directly from your
investment)
Maximum sales charge (load)        4.25%       4.25%        4.25%
as a percentage of offering
price(1)
   Load imposed on purchases(1)    4.25%       4.25%        4.25%
   Maximum deferred sales          None        None         None
   charge (load)(2)
Redemption fee on shares sold      2.00%       2.00%        2.00%
within 7 calendar days
following their purchase
date(3)
ANNUAL FUND OPERATING
Expenses(4)
Management fees(4)                 0.57%       0.46%        0.46%
Distribution and service           0.15%       0.10%        0.10%
(12b-1) fees(4)
Other expenses(4)                  0.07%       0.07%        0.07%
TOTAL ANNUAL FUND OPERATING        0.79%       0.63%        0.63%
EXPENSES(4)
                                --------------------------------------

+  Provided for the  fiscal year ended February 28, 2007.
++ Pro Forma expenses are based on current and anticipated Insured Fund expenses as if the Transaction had been effective as of February 28, 2007 and do not include the estimated costs of the transaction of approximately $62,261, of which each Fund will pay 25%.

1. The dollar amount of the sales charge is the difference between the offering price of the shares purchased (which factors in the applicable sales charge in this table) and the net asset value of those shares. Since the offering price is calculated to two decimal places using standard rounding criteria, the number of shares purchased and the dollar amount of the sales charge as a percentage of the offering price and of your net investment may be higher or lower depending on whether there was a downward or upward rounding.
2. There is a 1% contingent deferred sales charge that applies to investments of $1 million or more and purchases by certain retirement plans without an initial sales charge.
3. The redemption fee is calculated as a percentage of the amount redeemed (using standard rounding criteria), and may be charged when you sell or exchange your shares or if your shares are involuntarily redeemed. The fee is retained by the applicable Fund and generally withheld from redemption proceeds. For more details, see "Redemption Fee" section in the Funds' prospectus.
4. The Fund may pay up to 0.15%, however, Distributors has agreed to limit the current rate to 0.10% per year. The actual reported total annual fund operating expenses were 0.74%.



                                   EXHIBIT B

                                 EXAMPLE TABLE

                                1 Year(1)  3 YEARS  5 YEARS  10 YEARS
                                ------------------------------------
If you sell your shares at the
end of the period:
Florida Fund - Class A            $502     $667     $845     $1,361
Insured Fund - Class A            $487     $618     $761     $1,178
Pro Forma Insured Fund - Class A  $487     $618     $761     $1,178
(after Transaction)

1. Assumes a CDSC will not apply.

                                   EXHIBIT C


                       FLORIDA      INSURED    ADJUSTED     INSURED
                         FUND        FUND     (TRANSACTION  FUND--PRO
                                  (UNAUDITED)  EXPENSES)    FORMA
                     (UNAUDITED)                            AFTER
                                                            TRANSACTION
                                                            (UNAUDITED)
                     ------------------------------------------------
Net assets (all         152,074    2,220,005    (31,131)    2,372,048
classes)(1)
(thousands)
Total shares
outstanding (all
classes)(1)          14,411,119  182,529,294 (1,894,755)  195,045,658
Class A net assets      152,074    1,994,449    (28,171)    2,146,495
(thousands)
Class A shares       14,411,119  164,113,220 (1,894,755)  176,629,584
outstanding
Class A net asset         10.55        12.15        N/A         12.15
value per share
Class B net assets          N/A       76,368     (1,002)       76,367
(thousands)
Class B shares              N/A    6,253,807        N/A     6,253,807
outstanding
Class B net asset           N/A        12.21        N/A         12.21
value per share
Class C net assets          N/A      149,188     (1,958)      149,186
(thousands)
Class C shares              N/A   12,162,267        N/A    12,162,267
outstanding
Class C net asset           N/A        12.27        N/A         12.27
value per share